EXHIBIT 99.1

B Communications' First Quarter Earnings Release Scheduled For May 26, 2016

Ramat-Gan, Israel May 19, 2016, B Communications Ltd. (NASDAQ/TASE: BCOM), today announced that it will release its First quarter results for 2016, on Thursday, May 26, 2016.

On the same day, B Communications' management will host an interactive teleconference to discuss its main key parameters and its unconsolidated results at 3:30 PM Israel Time//08:30 AM EST.

To participate, please call one of the following access numbers several minutes before the call begins:

1-888-668-9141 from within the U.S. or 0-800-917-5108 from within the U.K, or +972-3-9180609 from Israel or other international locations.

In addition, Bezeq - The Israel Telecommunication Corp., B Communications' subsidiary, will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, Thursday, May 26, 2016, at 4:00 PM Israel Time / 9:00 AM EST. Participants are invited to join the live conference call by dialing:

International	Phone number:	+972-3-918-0688

Israel	Phone number:	03-9180688

A live webcast of Bezeq conference call will be available on the investor relations section of the Bezeq corporate website at http://ir.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following web sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620